Securities and Exchange Commission Washington, DC

Arthur Andersen LLP has represented to Jones Media Networks, Ltd. its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Jones Media Networks, Ltd.
March 14, 2002